UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ePlus inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

294268107
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 294268107

1	NAME OF REPORTING PERSONS Phillip G. Norton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 268,487 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 205,153 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,487 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 294268107

1	NAME OF REPORTING PERSONS A.J.P., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,040,000 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,040,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,040,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.4%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 294268107

1	NAME OF REPORTING PERSONS J.A.P. Investment Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,040,000 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,040,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,040,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.4%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Item 1 (a).	Name of Issuer:	ePlus inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:
13595 Dulles Technology Drive Herndon, Virginia 20171-3413

Item 2 (a).	Name of Person Filing:
Phillip G. Norton A.J.P., Inc. J.A.P. Investment Group, L.P.

Item 2 (b).	Address of Principal Business Office or, if none, Residence:
13595 Dulles Technology Drive Herndon, Virginia 20171-3413

Item 2 (c).	Citizenship:
Phillip G. Norton, United States A.J.P., Inc., a Virginia corporation J.A.P. Investment Group, L.P., a Virginia limited partnership

Item 2 (d).	Title of Class of Securities:
Common Stock, par value $0.01 per share

Item 2 (e).	CUSIP Number:
294268107

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d – 1(b)(1)(ii)(J), please specify the type of institution: ___________

Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned:
2,308,487 shares

(b)	Percent of class:
28.8%

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote	268,487 shares
	(ii)	Shared power to vote or to direct the vote	2,040,000 shares
	(iii)	Sole power to dispose or to direct the disposition of	205,153 shares
	(iv)	Shared power to dispose or to direct the disposition of	2,040,000 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Shares held by the Reporting Persons include 2,040,000 shares held by J.A.P. Investment Group, L.P., a Virginia limited partnership, of which A.J.P. Inc., a Virginia corporation, is the sole general partner, and Patricia A. Norton, Phillip G. Norton, Jr., Andrew L. Norton, and Jeremiah O. Norton are the limited partners.  Patricia A. Norton, spouse of Phillip G. Norton, is the sole shareholder of A.J.P., Inc.  As of December 31, 2011, Mr. Norton beneficially owned 63,334 shares of unvested restricted stock of which he had voting power, but not dispositive power.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2012
/s/ Phillip G. Norton
Phillip G. Norton

February 10, 2012	A.J.P., INC.

By: /s/ Michael W. Scott
Michael W. Scott
President

February 10, 2012	J.A.P. INVESTMENT GROUP, L.P.

By: A.J.P., Inc.
as General Partner

By: /s/ Michael W. Scott
Michael W. Scott
President

Exhibit Index

Exhibit No.	Document

1	Joint Filing Agreement, dated February 10, 2012, among Phillip G. Norton, A.J.P., Inc. and J.A.P. Investment Group, L.P. to file this joint statement on Schedule 13G.

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13G and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in ePlus inc.

Dated: February 10, 2012	A.J.P., INC.

By: /s/ Michael W. Scott
Michael W. Scott
President

J.A.P. INVESTMENT GROUP, L.P.

By: A.J.P., INC.

By: /s/ Michael W. Scott
Michael W. Scott
President

/s/ Phillip G. Norton
PHILLIP G. NORTON